

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

23 June 2003


03024359

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 20 June 2003 in relation to the following for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

Proposed disposal by:

i) Amsteel Equity Realty (M) Sdn Bhd, of the portion of the building erected on the land held under H.S.(D) 64502, No. PT 32625, Mukim Kapar, Daerah Klang, Negeri Selangor and commonly referred to as the West Wing of Wisma Amsteel for a consideration of RM12.4 million; and

ii) Ayer Keroh Resort Sdn Bhd of:
   (a) the parcel of vacant commercial land held under H.S.(D) 49710, No. PT 497, Kawasan Bandar XLII, Daerah Melaka Tengah, Negeri Melaka, for a consideration of RM3.75 million; and
   (b) the parcel of vacant commercial land held under H.S.(D) 49712, No. PT 499, Kawasan Bandar XLII, Daerah Melaka Tengah, Negeri Melaka, for a consideration of RM6.3 million

to the Selangor and Kuala Lumpur Teo Chew Association.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

dlw 7/9

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL** on **20-06-2003 06:47:48 PM**
Reference No **AA-030620-B4D9F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed disposal by:

(i) Amsteel Equity Realty (M) Sdn Bhd, of the portion of the building erected on the land held under H.S.(D) 64502, No. PT 32625, Mukim Kapar, Daerah Klang, Negeri Selangor and commonly referred to as the West Wing of Wisma Amsteel for a consideration of RM12.4 million; and

(ii) Ayer Keroh Resort Sdn Bhd of:

(a) the parcel of vacant commercial land held under H.S.(D) 49710, No. PT 497, Kawasan Bandar XLII, Daerah Melaka Tengah, Negeri Melaka, for a consideration of RM3.75 million; and

(b) the parcel of vacant commercial land held under H.S.(D) 49712, No. PT 499, Kawasan Bandar XLII, Daerah Melaka Tengah, Negeri Melaka, for a consideration of RM6.3 million

to the Selangor and Kuala Lumpur Teo Chew Association

* **Contents :-**

1. INTRODUCTION

The Board of Directors of Amsteel Corporation Berhad ("Amsteel" or "the Company") wishes to announce that on 17 June 2003:

(i) Amsteel Equity Realty (M) Sdn Bhd ("AER"), an 83.78% owned subsidiary of Amsteel, had entered into a sale and purchase agreement with the Selangor and Kuala Lumpur Teo Chew Association ("Teo Chew Association") to dispose of the portion of the building erected on the land held under H.S.(D) 64502, No. PT 32625, Mukim Kapar, Daerah Klang, Negeri Selangor and commonly referred to as the West Wing of Wisma Amsteel ("Klang West Wing") for a consideration of RM12.4 million ("Klang West Wing Consideration") ("Proposed Disposal of Klang West Wing"); and

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

20 JUN 2003

(ii) Ayer Keroh Resort Sdn Bhd ("AKR"), a 70% owned subsidiary of Amsteel, had entered into two seperate sale and purchase agreements with the Teo Chew Association to dispose of:

(a) the parcel of vacant commercial land held under H.S.(D) 49710, No. PT 497, (" Melaka AKR I Land") Kawasan Bandar XLII, Daerah Melaka Tengah, Negeri Melaka for a consideration of RM3.75 million ("Melaka AKR I Consideration") ("Proposed Disposal of Melaka AKR I Land"); and

(b) the parcel of vacant commercial land held under H.S.(D) 49712, No. PT 499, (" Melaka AKR II Land") Kawasan Bandar XLII, Daerah Melaka Tengah, Negeri Melaka for a consideration of RM6.3 million ("Melaka AKR II Consideration") ("Proposed Disposal of Melaka AKR II Land")

(The Proposed Disposal of Melaka AKR I Land and the Proposed Disposal of Melaka AKR II Land shall hereinafter collectively be referred to as "Proposed Disposal of Melaka Lands")

(collectively, "Proposed Disposals")

2. INFORMATION ON KLANG WEST WING, THE MELAKA AKR I LAND AND MELAKA AKR II LAND

2.1 Information on Klang West Wing

Klang West Wing forms part of Wisma Amsteel, which is a purpose-built 5-storey commercial/office building with one basement car park level located at No.1, Lintang Pekan Baru, Off Jalan Meru, 41050 Klang, Selangor Darul Ehsan. Wisma Amsteel is located about 2 km north of the Klang town center and is accessible via the New Klang Valley Expressway as well as from the Federal Highway via the Klang town center. Other developments in the immediate vicinity of Wisma Amsteel include the Klang Parade shopping center, a condominium block (Pelangi Court) and 4-storey shop offices.

Wisma Amsteel, completed in 1994, is erected on a freehold land held under H.S.(D) 64502, No. PT 32625, Mukim Kapar, Daerah Klang, Negeri Selangor with a land area of 42,691 sq ft and a gross floor area of approximately 165,222 sq ft.

Wisma Amsteel comprises two wings; the West Wing which is owned by AER while the East Wing ("Klang East Wing") is beneficially owned by Lion Industries Corporation Berhad (" LICB"). The Klang West Wing has a net floor area of approximately 58,770 sq ft with a current occupancy rate of 76% by third parties ("Tenancies").

The cost of the Klang West Wing to AER (inclusive of land and development cost) is RM7.7 million. The open market value for the Klang West Wing as appraised by Messrs Henry Butcher on 4 June 2003 is approximately RM12.4 million whilst the net book value as at 30 June 2002 was approximately RM6.6 million.

Klang West Wing is currently charged to a financial institution ("Bank") and will be disposed of free from all encumbrances.

2.2 Information on the Melaka AKR I Land and Melaka AKR II Land

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

20 JUN 2003

The two parcels of leasehold commercial lands are located within an 80-acres seafront mixed development commonly known as Mahkota Melaka. Other developments within Mahkota Melaka include the Mahkota Parade shopping center, Mahkota Medical Centre, Century Mahkota Hotel and 4-storey shop offices known as Mahkota Square. Particulars of the respective parcels are as set out in Table 1.

The Melaka AKR I Land and Melaka AKR II Land are free from encumbrances.

3. INFORMATION ON TEO CHEW ASSOCIATION

Teo Chew Association was formed in 1949 under the Societies Act and currently has approximately 4,000 members.

4. DETAILS OF THE PROPOSED DISPOSALS

4.1 The Proposed Disposal of Klang West Wing

The Proposed Disposal of Klang West Wing involves AER selling the West Wing of Wisma Amsteel to the Teo Chew Association for a consideration of RM12.4 million which was arrived at on a willing buyer-willing seller basis after taking into consideration the open market value of Klang West Wing as appraised by Messrs Henry Butcher of RM12.4 million.

The Teo Chew Association shall pay a cash consideration of RM10.45 million for the Klang West Wing and the balance of RM1.95 million ("Novated Portion of Klang West Wing Consideration") shall be novated to and assumed by Visionwell Sdn Bhd, an 80% owned subsidiary of Amsteel ("Visionwell"), thereby creating an inter-company balance owing by Visionwell to AER. Visionwell shall assume the liability of RM1.95 million for the purposes of partial settlement of its liabilities to the Teo Chew Association as described in paragraph 5 below.

It is a term of the Proposed Disposal of Klang West Wing that completion of the Proposed Disposal of Klang West Wing is inter-conditional with the completion of the disposal of the Klang East Wing by LICB to the Teo Chew Association for a consideration of RM11 million (" Proposed Disposal of Klang East Wing").

The Proposed Disposal of Klang West Wing is expected to be completed by end of June 2003 whereupon lawful possession of the Klang West Wing is delivered or deemed delivered to the Teo Chew Association and accordingly, the Tenancies are assigned to the Teo Chew Association.

4.2 The Proposed Disposal of Melaka Lands

The Proposed Disposal of Melaka Lands involves AKR disposing the said Melaka AKR I Land and Melaka AKR II Land to the Teo Chew Association for an aggregate consideration of RM10.05 million which was arrived at on a willing buyer-willing seller basis after taking into consideration the open market value of the Melaka AKR I Land of RM3.75 million and Melaka AKR II Land of RM6.3 million as appraised by Messrs Henry Butcher.

The Teo Chew Association shall novate the obligation to pay the Melaka AKR I Consideration and the Melaka AKR II Consideration to Visionwell, thereby creating an inter-company balance owing by Visionwell to AKR ("Proposed Inter-Co"). This constitutes a further settlement by Visionwell of its obligation to the Teo Chew Association as described in paragraph 5 below.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

The Proposed Disposal of Melaka Lands is expected to be completed by September 2003.

5. RATIONALE FOR THE PROPOSED DISPOSALS

The Proposed Disposals provides an opportunity for Amsteel to realise its investments in the Klang West Wing, the Melaka AKR I Land and the Melaka AKR II Land. The proceeds received from the Proposed Disposal of Klang West Wing will facilitate AER's repayment to the Bank.

Further, the Proposed Disposal of the Melaka Lands will enable Visionwell to settle amounts owing by Visionwell to the Teo Chew Association, details of which are stated below:

5.1 Background to the amount owing by Visionwell to the Teo Chew Association

Vide a Sale & Purchase Agreement dated 18 June 1991 ("Visionwell SPA"), Visionwell acquired a piece of commercial land measuring approximately 2.13 acres held under CT No. 13782, Lot No. 692, Sec. 57, Town of Kuala Lumpur, District of Kuala Lumpur ("Visionwell Land") for a consideration of RM37 million ("Purchase Consideration") from the Teo Chew Association. The Visionwell Land is located between Hotel Istana and Menara Boustead along Jalan Nagasari, off Jalan Raja Chulan, Kuala Lumpur.

Pursuant to the Visionwell SPA, the Purchase Consideration was to be satisfied by way of Visionwell completing and returning to the Teo Chew Association a block of office tower with approximately 100,000 sq ft of net floor space ("Association Building"), which will be built as part of the development to be constructed on the Visionwell Land.

To secure its obligations to the Teo Chew Association, Visionwell has procured a Bank Guarantee of RM25 million ("BG") in favour of the Teo Chew Association which shall be called upon by the Teo Chew Association in the event Visionwell fails to carry on or complete the Association Building by 30 June 2003.

As Visionwell has failed to carry on and will not be able to complete the Association Building by 30 June 2003, Visionwell and the Teo Chew Association have entered into a second supplemental agreement on 17 June 2003 ("Second Supplemental Agreement") pursuant to which the Teo Chew Association has called upon the BG and Visionwell has to further settle the sum of RM12 million being the differential amount between the BG and the Purchase Consideration for the Visionwell Land by way of Visionwell assuming the obligation to pay the Novated Portion of the Klang West Wing Consideration to AER and the Melaka AKR I Consideration and the Melaka AKR II Consideraton to AKR .

Upon calling on the BG and completion of the Proposed Disposals, the Teo Chew Association shall have no further entitlement to the Association Building or to any part of the development on the Visionwell Land.

5.2 Settlement of Purchase Consideration for the Visionwell SPA

The Second Supplemental Agreement further states that the total sum of RM37 million owing to the Teo Chew Association shall be settled as stated in Table 2.

6. FINANCIAL EFFECTS OF THE PROPOSED DISPOSALS

6.1 Share Capital

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

There will be no effect on the issued and paid-up capital of the Amsteel Group as the Proposed Disposals does not involve the issuance of new Amsteel shares.

6.2 Earnings

Barring unforeseen circumstances and based on the assumption that the Proposed Disposal of Klang West Wing is completed by 30 June 2003, the earnings for the Amsteel Group for the financial year ending 30 June 2003 is expected to increase by approximately RM4.5 million or approximately 0.3 sen per share.

The Proposed Disposal of Melaka Lands is not expected to have a material impact on the earnings of the Amsteel Group for the financial year ending 30 June 2004.

6.3 Net Tangible Assets ("NTA")

For illustrative purposes only and based on the Amsteel Group's proforma consolidated balance sheet as at 30 June 2002 as reviewed by the external auditors in connection with the compliance with the corporate and debt restructuring exercises undertaken by Amsteel and on the assumption that the Proposed Disposals is effected as at that date, the consolidated NTA of the Amsteel Group is expected to increase by approximately RM5.8 million or approximately 0.4 sen per share.

7. CONDITIONS OF THE PROPOSED DISPOSALS

7.1 The Proposed Disposal of the Klang West Wing is subject to the following:

(a) simultaneous completion of the Proposed Disposal of Klang East Wing by LICB;

(b) execution of a deed of assignment between AER and the Teo Chew Association pursuant to which AER assigns the Tenancies to the Teo Chew Association upon completion of the Proposed Disposal of Klang West Wing; and

(c) execution of a novation agreement between the Teo Chew Association, AER and Visionwell pursuant to which the Teo Chew Association novates the obligation to pay the Novated Portion of the Klang West Wing Consideration to Visionwell.

7.2 The Proposed Disposal of Melaka AKR I Land is conditional upon:

(a) execution of a novation agreement between the Teo Chew Association, AKR and Visionwell pursuant to which the Teo Chew Association novates the obligation to pay the Melaka AKR I Consideration to Visionwell; and

(b) the consent of the Pihak Berkuasa Negeri.

7.3 The Proposed Disposal of Melaka AKR II Land is conditional upon:

(a) execution of a novation agreement between the Teo Chew Association, AKR and Visionwell pursuant to which the Teo Chew Association novates the obligation to pay the Melaka AKR II Consideration to Visionwell; and

(b) the consent of the Pihak Berkuasa Negeri.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

20 JUN 2003

7.4 The Proposed Disposal of Klang West Wing is not inter-conditional:

(a) with the Proposed Disposal of Melaka AKR I Land; or

(b) with the Proposed Disposal of Melaka AKR II Land.

7.5 The Proposed Disposal of Melaka AKR I Land is not inter-conditional with the Proposed Disposal of Melaka AKR II Land.

7.6 The conditions set out in paragraph 7.1(b) and (c), 7.2(a) and 7.3(a) were fulfilled on 17 June 2003.

8. DIRECTORS' INTEREST

The following Directors do not consider themselves independent in respect of the Proposed Inter-Co and the Proposed Disposal of Klang West Wing:

i. Tan Sri William H.J. Cheng, a substantial shareholder of Amsteel, has a substantial interest in Horizon Towers Sdn Bhd, a company which holds 30% equity interest in AKR. Tan Sri William is also a substantial shareholder of LICB.

ii. Jen (B) Tan Sri Dato' Zain Hashim is an employee of Amsteel, a company in which Tan Sri William H.J. Cheng is a substantial shareholder.

iii. Pee Kang Seng @ Lim Kang Seng is an employee of Amsteel, a company in which Tan Sri William H.J. Cheng is a substantial shareholder.

Save as disclosed above, none of the other Directors of the Company has any interest, direct or indirect, in the Proposed Disposals.

9. DIRECTORS' OPINION

The Directors of the Company are of the opinion that the Proposed Disposals is in the best interest of the Company.

10. DOCUMENTS FOR INSPECTION

Copies of the sale and purchase agreements, the deed or assignment and the novation agreements relating to the Proposed Disposals and the valuation report and valuers' letter are available for inspection at the registered office of Amsteel during normal office hours for a period of two (2) weeks commencing from the date of this announcement.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

	Melaka AKR I Land	Melaka AKR II Land
Year Acquired	July 1990	July 1990
Cost	RM1.9 million	RM2.4 million
Book value as at 30 June 2002	RM3.8 million	RM4.2 million

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

Title No.	H.S.(D) 49710, No. PT 497, Kawasan Bandar XLII, Daerah Melaka Tengah, Negeri Melaka	H.S.(D) 49712, No. PT 499, Kawasan Bandar XLII, Daerah Melaka Tengah, Negeri Melaka
Lease	99 years expiring 18 July 2101	99 years expiring 18 July 2101
Land Area	8,701 sq m (93,660 sq ft) (2.15 acres)	11,266 sq m (121,270 sq ft) (2.78 acres)
Land Category	Commercial	Commercial
Present use	Vacant land	Vacant land
Market Value	RM3.75 million as valued by Messrs Henry Butcher on 4 June 2003	RM6.3 million as valued by Messrs Henry Butcher on 4 June 2003
Restriction-in-interest	Tanah ini tidak boleh dipindah milik atau dipajak kecuali dengan kebenaran Pihak Berkuasa Negeri	Tanah ini tidak boleh dipindah milik atau dipajak kecuali dengan kebenaran Pihak Berkuasa Negeri

Table 2

BG called upon by the Teo Chew Association	**Value of properties acquired by the Teo Chew Association and cash from BG retained by the Teo Chew Association**	**Amount novated to Visionwell**	**Inter- company balances owed by Visionwell**
BG to be utilised as follows:			
1. RM10.45 million cash to pay for Klang West Wing	1. Klang West Wing at RM12.4 million	1. RM1.95 million	1. RM1.95 million to AER
2. RM14.55 million cash to be retained by the Association	2. Balance RM14.55 million cash to be retained by the Association		
	3.1 The Melaka AKR I Land at RM3.75 million; and	3.1 RM3.75 million	3.1 RM3.75 million to AKR
	3.2 The Melaka AKR II Land at RM6.3 million.	3.2 RM6.3 million	3.2 RM6.3 million to AKR
RM25 million	RM37 million	RM12 million	RM12 million

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

20 JUN 2003